UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-15949
NOTIFICATION OF LATE FILING	CUSIP NUMBER 11132B103

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	December 31, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Broadcaster, Inc.
Full Name of Registrant

International Microcomputer Software, Inc.
Former Name if Applicable

9201 Oakdale Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The report on Form 10-QSB for the quarter ended December 31, 2006 could not be filed prior to the due date because the Registrant’s audit committee was unable to complete its review by that date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Blair Mills	818	206-9274
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues for the quarter ended December 31, 2006 were $3,148,000 as compared to $1,516,000 for the same quarter in 2005. Net loss for the quarter ended December 31, 2006 was $3,574,000 as compared to net income of $121,000 for the same quarter in 2005. The change is primarily attributable to (i) an increase in sales and marketing expenses of $1,536,000 due to the June 1, 2006 acquisition of AccessMedia Networks, Inc. and (ii) an increase in general and administrative expenses of $2,504,000 due to increased management and administrative personnel, the amortization of assets acquired during 2006 and stock-based compensation expense due to the adoption of SFAS 123(R). The increase in net revenues of $1,632,000 is primarily attributable to the additional revenue from AccessMedia.

Broadcaster, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2007	By:	/s/ Blair Mills
Chief Financial Officer